Exhibit 99.1

Aptorum Group Limited

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

Tel: (852) 2117 6611 ● Fax: (852) 2850 7286

Aptorum Group Limited Announces Results of 2019 Annual General Meeting

November 15, 2019

Hong Kong - Aptorum Group Limited (Nasdaq: APM) (“the Company”) a biopharmaceutical company focused on the development of novel therapeutics to address certain global unmet medical needs, announced today the results of its 2019 Annual General Meeting, which was held on November 14, 2019, in Hong Kong.

At the Annual General Meeting, shareholders

●	re-elected all of the Company’s current directors, namely Mr. Ian Huen, Mr. Darren Lui, Dr. Clark Cheng, Dr. Justin Wu, Mr. Charles Bathurst, Dr. Mirko Scherer and Professor Douglas Arner as directors of the Company until the Company’s 2020 annual general meeting or until their respective successors are duly appointed and qualified; and

●	approved, ratified and confirmed the re-appointment of Marcum Bernsteun & Pinchuk LLP as the Company’s independent auditors for the year ending December 31, 2019 and authorized the Board of Directors to fix the remuneration of the auditors.

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle certain unmet medical needs. Aptorum Group is pursuing therapeutic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas.

For more information about Aptorum Group, please visit www.aptorumgroup.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact

Investors:

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Media:

Tel: + 852 2117 6611

Email: info@aptorumgroup.com